April 8, 2020

Via EDGAR (filed as Correspondence)

David Edgar, Staff Accountant
Melissa Kindelan, Staff Accountant
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xylem Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
Form 8-K filed February 6, 2020
File No. 001-35229

Dear Mr. Edgar and Ms. Kindelan:

We are writing in response to the comments we received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated March 26, 2020 (the "Comment Letter") regarding the above-referenced filings of Xylem Inc. ("Xylem," the "Company" or "we"). For ease of reference, we have also reproduced below the text of the Staff's comments in italics directly above the Company's responses.

Form 10-K for the Year Ended December 31, 2019

Note 1. Summary of Significant Accounting Policies

Revenue recognition, page 57

1. You disclose that revenue from performance obligations related to services is recognized over time, as the performance obligation is satisfied. Tell us what types of services these represent and the amount of revenue generated from services. To the extent such amounts are greater than 10% of total revenue tell us your consideration for presenting these separately on the income statement. Refer to Rule 5-03 of Regulation S-X.

Revenues from services represented approximately 7% ($373 million), 7% ($378 million), and 5% ($251 million) of the Company’s total revenue for the years ended December 31, 2019, 2018, and 2017, respectively. These revenues from services represent the satisfaction of performance obligations primarily related to maintenance, repair, and inspection services and software as a service ("SaaS") subscriptions.

In considering Rule 5-03 of Regulation S-X, revenues from services are less than 10% of total revenue and are not separately stated on the face of the Consolidated Income Statements. We will continue to assess the percentages attributable to the relevant subcaptions in Rule 5-03, and to the extent relevant subcaption revenue exceeds 10% of total revenue in the future, we will modify the presentation accordingly.

Form 8-K filed February 6, 2020

Exhibit 99.1

2. We note your disclosure of the non-GAAP measure Free cash flow conversion. Please revise to also present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure. Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff's comment, in future filings the Company will present net cash from operating activities and net cash from operating activities as a percentage of net income (“Operating Cash Flow Conversion”), which we consider to be the most directly comparable GAAP measures, with equal or greater prominence to the non-GAAP measures of Free Cash Flow and Free Cash Flow Conversion, respectively. Please see the updated applicable language and non-GAAP reconciliation table below using our Form 8-K filed on February 6, 2020 as a representation of how we plan on displaying this information.

Xylem reports fourth quarter and full-year 2019 earnings

•	Full-year 2019 reported net income of $401 million or $2.21 per share; adjusted full-year net income of $547 million or $3.02 per share

•	Full-year operating cash flow conversion was 209%; free cash flow conversion was 124%

•	Fourth quarter 2019 reported net income was $118 million or $0.65 per share; adjusted net income of $161 million or $0.89 per share

•	Announces 8% increase in cash dividend, representing the company’s ninth consecutive annual dividend increase

•	Provides 2020 organic revenue growth guidance range of 1% to 3% and adjusted earnings per share range of $2.96 to $3.16

RYE BROOK, N.Y., February 6, 2020 - Xylem Inc. (NYSE: XYL), a leading global water technology company dedicated to solving the world’s most challenging water issues, today reported full-year 2019 revenue of $5.25 billion, up one percent on a reported basis and four percent on an organic basis. Full-year reported net income was $401 million, or $2.21 per share, with a reported operating margin of 9.3 percent. Adjusted net income, which excludes the impact of restructuring, realignment and special charges, was $547 million, or $3.02 per share. Adjusted earnings before interest, tax, depreciation and amortization (EBITDA) was 19.5 percent, flat year-over-year. Xylem delivered full-year 2019 adjusted operating margin of 13.9 percent, up 20 basis points versus the prior year. Net cash from operating activities was $839 million, and operating cash flow conversion was 209 percent. The Company generated $613 million in free cash flow, representing a 124 percent conversion.

…

Xylem Inc. Non-GAAP Reconciliation
Net Cash - Operating Activities vs. Free Cash Flow
($ Millions)

	Year Ended
	2019	2018
Net Cash - Operating Activities	$839	$586
Capital Expenditures	(226)	(237)
Free Cash Flow	$613	$349
Cash paid for Sensus acquisition related costs	—	(1)
Free Cash Flow, excluding Sensus Acquisition Related Costs	$613	$350
Net Income	401	549
Gain/(Loss) from sale of businesses	1	—
Special Charges - non-cash impairment	(158)	(2)
Significant deferred tax benefit/(charge)	64	84
Net Income, excluding gain on sale of businesses, non-cash impairment charges and significant deferred tax items	$494	$467
Operating Cash Flow Conversion	209%	107%
Free Cash Flow Conversion	124%	75%

Management believes the presentation of free cash flow conversion is useful information for investors evaluating our operating performance for the periods presented, providing a tool to evaluate our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measuring our ability to both repay debt and deploy capital for strategic initiatives, including but not limited to, dividends, acquisitions and share repurchases.

Free cash flow conversion and the metrics listed in the “Non-GAAP Measures” section of our 8-K are used by management to evaluate our business and make financial, operating and planning decisions. This information is included in the “Non-GAAP Measures” section within our Form 8-K filings as shown below.

Additionally, going forward, the Company will include the non-GAAP measure Free Cash Flow Conversion in the "Non-GAAP Measures" section when this measure is presented in the Company’s SEC filings. Please see below for how the Company plans on presenting the Free Cash Flow Conversion non-GAAP measure using our Form 8-K filed on February 6, 2020 as an example:

Xylem Inc. Non-GAAP Measures
Management reviews key performance indicators including revenue, gross margins, segment operating income and margins, orders growth, working capital and backlog, among others. In addition, we consider certain non-GAAP (or "adjusted") measures to be useful to management and investors evaluating our operating performance for the periods presented, and to provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including but not limited to, dividends, acquisitions, share repurchases and debt repayment. Excluding revenue, Xylem provides guidance only on a non-GAAP basis due to the inherent difficulty in forecasting certain amounts that would be included in GAAP earnings, such as discrete tax items, without unreasonable effort. These adjusted metrics are consistent with how management views our business and are used to make financial, operating and planning decisions. These metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for revenue, operating income, net income, earnings per share (basic and diluted) or net cash from operating activities as determined in accordance with GAAP. We consider the following items to represent non-GAAP measures as well as the related reconciling items to the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP measures may not be comparable to similarly titled measures reported by other companies, to be key performance indicators:

…

“Free Cash Flow” defined as net cash from operating activities, as reported in the Statement of Cash Flow, less capital expenditures as well as adjustments for other significant items that impact current results which management believes are not related to our ongoing operations and performance, and "Free Cash Flow Conversion" defined as Free Cash Flow divided by net income, excluding gain on sale of businesses, non-cash impairment charges and significant deferred tax items. Our definitions of "free cash flow" and "free cash flow conversion" do not consider certain non-discretionary cash payments, such as debt.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact E. Mark Rajkowski at mark.rajkowski@xyleminc.com or myself at geri.mcshane@xyleminc.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri McShane
Geri McShane
Vice President, Controller and Chief Accounting Officer

cc:    E. Mark Rajkowski, Senior Vice President and Chief Financial Officer, Xylem Inc.
Claudia Toussaint, Senior Vice President, General Counsel & Chief Sustainability Officer, Xylem Inc.
Robert Grosso, Engagement Partner, Deloitte & Touche LLP